United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale sells 49% of its participation in the project of the hydroelectric plant of Belo Monte

Rio de Janeiro, April 01, 2015 — Vale S.A. (Vale) announces that it concluded the transaction with Cemig Geração e Transmissão S.A (Cemig GT) for the sale of 49% of its participation in the project of the hydroelectric plant of Belo Monte (UHE Belo Monte). This transaction is related to the agreement signed with Cemig GT announced in December 19, 2013.

After receiving all regulatory approvals and other customary precedent conditions related to the transaction, Vale transferred its 9% participation in Norte Energia S.A., company responsible for the construction, operation and exploration of UHE Belo Monte, to its subsidiary Aliança Norte Energia Participações S.A. (Aliança Norte). Afterwards, CEMIG GT acquired 49% of the shares of Aliança Norte, corresponding to an indirect participation of 4.41% in Norte Energia S.A.. The acquisition was done through a cash payment of approximately R$ 305 million.

The indirect participation of Vale in the equity of Norte Energia, now reduced to 4.59%, allows us the right to acquire 9% of the energy generated by the plant, through a long term contract signed in 2012. At the same time, this reduction in our participation is expected to reduce, in the same proportion, Vale´s guarantees related to the financing structure of the Belo Monte project.

As previously announced to the market in February 27 2015, Vale and Cemig GT created the joint venture Aliança Geração de Energia S.A through the incorporation of energy generation assets into the new company.

The transaction is consistent with Vale´s strategy of maximizing value for shareholders as it reduces capital expenditures requirements on non-core assets and increases flexibility for managing these assets in the future.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of

Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Tavares Nogueira
Date: April 01, 2015		Rogerio Tavares Nogueira
Director of Investor Relations